UNITED STAES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                  The Franklin Holding Corporation (Delaware)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    35353910
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Richard W. Cohen
             Robinson Brog Leinwand Greene Genovese and Gluck P.C.
                    1345 Avenue of the Americas, 31st floor
                                 (212)586-4050
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 29, 1995
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.                           13D

35353910
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Milton H. Dresner


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER    37,719
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER    -0-
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER  37,719
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER  -0-


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        37,719

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.7%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


         IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                           13D

35353910
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Joseph Dresner


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*




--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER       34,869
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER       -0-
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER  34,869
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER  -0-


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       34,869

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.4%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


         IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                           13D

35353910
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jay B. Langner


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*




--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER    1,805
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER    13,300
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER  1,805
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER  13,300


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        15,105

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.9%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

         IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                           13D

35353910
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles Reinwald


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER         -0-
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER       -0-
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER    -0-
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER  -0-


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  -0-

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       -0-

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


         IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement constitutes: (i) Amendment No. 2 (the "Second Amendment")  to the
Schedule 13D filing made by the Group (as defined below) in April 1995 (the "Original Filing"), as amended by Amendment No. 1 (the "First Amendment") filed with the Securities and Exchange on or about June 29, 1995; and (ii) Amendment No. 3 to the information on Schedule 13G filed on January 24, 1994 by Milton Dresner with respect to shares of common stock of the Company (as defined), as
amended  by  the  First  Amendment.   Because  this  is  the  first electronic
amendment to these filings which were filed in paper format, in accordance with Rule 13d-2(c) promulgated pursuant to the Securities Exchange Act of 1934, as amended, this Second Amendment restates the text of the Original Filing and the First Amendment (except that the cover pages, signature pages and the exhibit filed with the Original Filing and the First Amendment are not restated electronically). The disclosure previously made in the Original Filing and the First Amendment is set forth within quotation marks and is introduced by the phrases "The Original Filing provides" and "The First Amendment provides" respectively. The disclosure made by this Second Amendment is set forth hereinafter within quotation marks and is introduced by the phrase "The Second Amendment provides".


The Original Filing provides:

"Preliminary Note

                  This statement constitutes an original filing on Schedule 13D by each of Joseph Dresner, Milton Dresner, Jay Langner and Charles Reinwald. This statement also constitutes Amendment No. 1 to the information on Schedule 13G filed on January 24, 1994 by Milton Dresner with respect to the Shares of the Company (as defined herein)."


The First Amendment provides:

"Preliminary Note

                  There has been no change in the information set forth on the remainder of the cover page or in Items 1, 3 and 5 of the Schedule 13D filed by each of Joseph Dresner, Milton Dresner, Jay B. Langner and Charles Reinwald (the "Group") dated March 23, 1995 ("Schedule 13D") with respect to the common stock, par value $1.00 per share (the "Shares") of The Franklin Holding Corporation (Delaware) a Delaware corporation (the "Company"). The responses on the cover page and to Items 1, 3 and 5 of Schedules 13D are hereby incorporated herein by reference.

                  This statement also constitutes Amendment No. 2 to the information on Schedule 13G filed on January 24, 1994 by Milton Dresner with respect to the Shares of the Company."

Item 1.  Security and Issuer

The Original Filing provides:

                  "This statement relates to the common stock, par value $1.00 per share (the "Shares") of The Franklin Holding Corporation (Delaware) a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 450 Park Avenue, New York, New York 10022."


Item 2.  Identity and Background

The Original Filing provides:

                  "This statement is filed by Joseph Dresner, Milton Dresner, Joseph Langner and Charles Reinwald (the "Group"). The Group is comprised of four shareholders of the Company who have formed a group, within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), for the purpose of voting their Shares in order to acquire control of the Company's board of directors and thereafter, if appropriate, authorize the orderly liquidation of the Company and distribution of net assets to stockholders.

                  The Group's principal business address is c/o Robinson Brog Leinwand Reich Genovese & Gluck P.C., 1345 Avenue of the Americas, New York, New York 10105, Attention:
Richard W. Cohen.

                  Attached hereto as Section I is a list of each member of the Group, containing the following information with respect to each such person:
(i) name; (ii) business address; and (iii) present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted. All of the persons named in Schedule I are citizens of the United States of America.

                  During the past five years, no person named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."


The First Amendment provides:

                  "There has been no change in the information set forth in response to Item 2 of Schedule 13D except as set forth below and the response to that Item is incorporated herein by reference.

                  The Group is comprised of four stockholders of the Company who have formed a group, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), for the purpose of voting their Shares for the acquisition of control of the Company's board of directors and thereafter, to authorize the orderly liquidation of the Company and distribution of net assets to stockholders."


This Second Amendment provides that:

                  "The Original Filing, as amended by the First Amendment, is hereby further amended to reflect that: (a) there is no longer a Group with respect to matters involving the Company (the Group ceased to exist shortly after the Annual Meeting (as defined)) and that there is no business address for the Group; and (b) none of Joseph Dresner ("J. Dresner"), Milton Dresner ("M. Dresner"), Jay B. Langner ("Langner") nor Charles Reinwald ("Reinwald") has any present intention of taking any action to acquire control of the Company's board of directors."


Item 3.  Source and Amount of Funds or Other Consideration

The Original Filing provides:

                  "All funds used by members of the Group to acquire securities of the Company were the personal funds of the Group's respective members, and no such funds were borrowed."


This Second Amendment provides that:

                  "The Original Filing, as amended by the First Amendment, is hereby further amended to reflect that J. Dresner, M. Dresner, Langner and Reinwald are not acting as a group with respect to matters involving the Company."


Item 4.  Purpose of Transaction

The Original Filing provides:

                  "On February 13, 1995, the Company filed with the Securities and Exchange Commission a First Amended and Restated Application ("Application") pursuant to Section 8(f) of the Investment Company Act of 1940 as amended, (the "1940 Act") for an order declaring that the Company has ceased to be an investment company under the Act and to deregister the Company as an investment company under the 1940 Act.

                  At December 31, 1994, the Company reported its net asset value to be approximately $15.40 per share. However, the market price per share of the Shares on that date was $9.125. Rather than deregister the Company as an investment company and pursue the change in business purpose set forth in the Application, the Group believes it would be in the best interests of the Company's stockholders for the Company to be liquidated and its net assets distributed to its stockholders. In furtherance thereof, the members of the Group will jointly bear the costs associated with the proxy solicitation and the litigation described below. In addition, the Group may engage in further purchases and sales of the Company's Shares.

                  The Group was formed on March 23, 1995, pursuant to an oral agreement, for the purpose of changing the control of the issuer. Specifically, the Group intends to have its members vote their respective shares, and to solicit proxies from other stockholders in order to elect a slate of directors proposed by the Group at the 1995 Annual Meeting of the Company's stockholders (the "1995 Annual Meeting"). If the Group is successful in gaining control of the Company's board of directors, the Group's representatives on the board intend to pursue the liquidation of the Company and the subsequent distribution of the Company's net assets to the Company's stockholders.

                  On March 23, 1995, Jay R. Langner on behalf of himself and other similarly situated, filed a complaint in the United States District Court for the Southern District of New York against the Company, each of its directors and S.L. Brown & Company, alleging, inter alia, continuing violations of the 1940 Act and requesting a mandatory injunction directing the liquidation of the Company."


The First Amendment provides:

                  "There has been no change in the information set forth in response to Item 4 of Schedule 13D except as set forth below and the response to that Item is hereby incorporated herein by reference.

                  At a meeting held on June 22, 1995, the members of the Group orally agreed to vote their respective shares, and to solicit proxies from other stockholders, in order to elect a slate of directors to be nominated by the Group for election at the 1995 Annual Meeting of the Company's stockholders (the "1995 Annual Meeting"). The slate of directors proposed by the Group will include some or all of the members of the Group. The Group's nominees will be persons who, if elected to the board, intend to pursue the liquidation of the Company and the subsequent distribution of the Company's net assets to the Company's stockholders."


The Second Amendment provides:

                  "The Original Filing, as amended by the First Amendment, is hereby further amended to provide that: (i) J. Dresner, M. Dresner, Langner and Reinwald are not acting as a group with repsect to matters involving the Company and that none of such persons has any plan or intention of taking any of the actions enumerated in subparagraphs (a) through (j) of Item 4 to Schedule 13D;
(ii) that the Group did not gain control of the Company's board of directors at the 1995 Annual Meeting (the "Annual Meeting") and that J. Dresner, M. Dresner, Langner and Reinwald ceased acting as a group shortly following such meeting; (iii) in July 1995, the Company commenced an action entitled The Franklin Holding Corporation (Delaware) v. Jay B. Langner et al. ("Action No. 1"), alleging misrepresentations and omissions by members of the Group and certain other persons in violation of federal securities laws in their Schedule 13D filing and in proxy materials issued by them (Action No.2) ; and (iv) that a settlement of the action entitled Jay B. Langner v. Stephen L. Brown et al, (95 Civ. 1981)(Action No.1) was approved in or about September 1997 by the United States District Court for the Southern District of New York. In the settlement, the Company and the persons filing this Second Amendment agreed, among other things, to release the claims which were or could have been asserted in Action No. 1 and Action No. 2 and the reporting persons agreed not to seek future relief from companies directly or indirectly controlled by Stephen
L. Brown.


Item 5.  Interest in Securities of the Issuer

The Original Filing provides:

                  "Messrs. Dresner, Dresner, Langner and Reinwald have agreed to act together for the purpose of voting the Shares in the Company at the 1995 Annual Meeting. As a "group" within the meaning of Section 13(d)(3) of the Act, the Group is considered to hold beneficial ownership of all Shares beneficially owned by each of its members (108,970 shares), which constitutes 12.5% of the Company's issued and outstanding shares of common stock.

                  (a)  The  aggregate   number  and  percentage  of  the  Shares
beneficially owned by each member of the Group is set forth in Row 11 and Row 13, respectively, of the cover page for each member of the Group.

                  (b) Information with respect to sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in Rows 7 through 10, respectively, of the cover page for each member of the Group.

                  (c)      Not applicable.

                  (d) No person other than each member of the Group will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares owned by, each member of the Group, respectively.

                  (e)      Not applicable."


This Second Amendment provides that:

                  "The Original Filing, as amended by the First Amendment, is hereby further amended to reflect that, except for the purpose of filing this Second Amendment, Messrs. J. Dresner, M. Dresner, Langner and Reinwald are not acting as a group with respect to shares of the Company's Common Stock or matters involving the Company. The aggregate number and percentage of shares of Company Common Stock owned by each of J. Dresner, M.Dresner, Langner and Reinwald is set forth in Rows 7 through 13 of the cover page for each such person. The percentages used herein are calculated based upon the 801,198 shares of Common Stock issued and outstanding as reflected in the Company's proxy statement dated August 18, 1997. Each such person has the sole power to vote and direct the diposition of the shares reported on the cover page as beneficially owned by such person except that Langner, pursuant to a power of attorney, may be deemed to share voting and investment control with respect to an aggregate 13,300 shares of Common Stock owned by his adult children. Langner disclaims beneficial ownership of such 13,300 shares. None of such persons has engaged in transactions with respect to the Company's Common Stock during the past 60 days, except that on November 20,1997, M. Dresner contributed 3,350 shares as a gift to a charitable organization.


Item 6.  Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer

The Original Filing provides:

                  "The Group was formed on March 23, 1995, pursuant to an oral agreement, for the purpose of changing the control of the issuer. Specifically, the Group intends to have its members vote their respective shares, and to solicit proxies from other stockholders, in order to elect a slate of directors proposed by the Group at the 1995 Annual Meeting. To that end, the Group's members may give proxies to one or more members or agents of the Group to vote their respective shares. If the Group is successful in gaining control of the Company's board of directors, the Group's representatives on the board intend to pursue the liquidation of the Company and the subsequent distribution of the Company's net assets to the Company's stockholders.

                  Other than as set forth herein, the Group and the persons listed on Schedule I have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any other person with respect to any securities of the Company."


The First Amendment provides:

                  "There has been no change in the information set forth in response to Item 6 of Schedule 13D except as set forth below and the response to that Item is hereby incorporated herein by reference.

                  The members of the Group have orally agreed to vote their respective shares, and to solicit proxies from other stockholders, in order to elect a slate of directors to be nominated by the Group for election at the 1995 Annual Meeting. The slate of directors proposed by the Group will include some or all of the members of the Group. The Group's nominees will be persons who, if elected to the board, intend to pursue the liquidation of the Company and the subsequent distribution of the Company's net assets to the Company's stockholders."

This Second Amendment provides:

                  "The Original Filing, as amended by the First Amendment, is hereby further amended to provide: (i) that M. Dresner, J. Dresner, Langner and Reinwald disclaim membership in any group with respect to securities of the Company; and (ii) that such persons are parties to (or it is anticipated that they will be parties to) the Non-Interference Agreement (as defined).

                  Other  than as set forth  herein, the  persons listed  on
Schedule I have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any other person with respect to any securities of the Company."


Item 7.  Material to be Filed as Exhibits

The Original Filing provides:

                  "(a)     Verified Complaint styled Jay B. Langner v. Stephen
L. Brown et. al. filed March 23, 1995 in the United States District Court for the Southern District of New York."*


The First Amendment provides:

                  "None"


This Second Amendment provides:

                  "Exhibit 99.1  Non-Interference Agreement (the
                           "Non- Interference Agreement")."
--------
         * Filed as an exhibit to the Original Filing. Omitted from this Second Amendment pursuant to Rule 13d-2(c) of the Exchange Act.

                                   SCHEDULE I


                  The Orginal Filing provides:

     "The names, business addresses, principal occupation and business addresses of organizations of employment of each member of the Group are as follows:


                                                                Principal               Organization of
Name                               Business Address             Occupation              Employment

Milton Dresner                     28777 Northwestern Hwy.      Private Investor       Highland Management
                                   Suite 100
                                   Southfield, MI 48034

Joseph Dresner                     28777 Northwestern Hwy.      Private Investor       Highland Management
                                   Suite 100
                                   Southfield, MI 48034

Jay Langner                        P.O. Box 355                  President of           Hudson General
                                   Great Neck, N.Y. 11022        transport              Corporation
                                                                 services corp.


Charles Reinwald                   24 Lawrence Road               Attorney/              Self-employed"
                                   Scarsdale, N.Y. 10583          Private Investor






                                  SCHEDULE I
                  The Original Filing provides:

                 "The  names,  business  addresses,   principal  occupation  and
business  addresses of organizations of employment of Mr. Langner's children are as follows:

Name                               Business Address                Principal Occupation          Organization of
                                                                                                 Employment

David Langner                      380 Lexington Avenue           Attorney                      McLaughlin & Stern,
                                   New York, N.Y. 10168                                           Alkalay, Handler,
                                                                                                Robbins and Herman
Virginia Luppescu                  281 Canterbury Road             N/A                            N/A "
                                   Westfield, New Jersey

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 20, 1997


                                              /s/ Charles Reinwald
                                              ________________________
                                                   Charles Reinwald



                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 22, 1997
                                               /s/ Jay Langner
                                              ________________________
                                                   Jay Langner



                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 22, 1997


                                                  /s/ Milton Dresner
                                                 __________________________
                                                      Milton Dresner



                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 22, 1997
                                             /s/ Joseph Dresner
                                            _____________________________
                                                 Joseph Dresner